CUSTOMER-FOCUSED
STRATEGIC GROWTH



UFP TECHNOLOGIES

2023 Annual Report



Table of Contents

2   **CEO's Letter**

9   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

16   **Financial Statements**

48   **Stockholder Information**

UFP Technologies is a designer and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products.

UFP is an important link in the medical device supply chain and a valued outsource partner to most of the top medical device manufacturers in the world. The Company's single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, wound care, wearables, orthopedic soft goods, and orthopedic implants.

Learn more about us at www.ufpt.com.





R. Jeffrey Bailly
Chairman and CEO



We are on a quest to increase our value to customers, and align our resources and capabilities with their needs.

Dear Fellow Shareholder,

For UFP Technologies, 2023 was another year of strong financial results and important strategic progress. Organic sales grew 15.7%, adjusted operating income rose 37.9%, and adjusted net income grew 41.6%. Our strengthening book of business, combined with continued improvements in operating efficiency, enabled us to increase gross margins to 28.1%, from 25.5% in 2022. In addition, adjusted earnings per diluted share grew by 41.0%.

CAPTURING SYNERGIES, INCREASING CAPACITY

We also made great progress integrating our recent acquisitions in Ireland, Costa Rica, Rhode Island, and the Dominican Republic. We've been capturing synergies by sharing best practices; standardizing systems for information technology, quality, and safety; and moving business to the locations most beneficial to customers. For example, we've transferred products manufactured in Ireland and Rhode Island to our Mexico operation, which saves us labor costs and reduces our customers' freight costs significantly.

Perhaps most importantly, we added new factory space, clean rooms, and equipment in the Dominican Republic that increased our capacity to service robotic surgery customers by approximately 70%. Robotic surgery is the type of high-skill, high-value, rapidly growing medical market segment that is ideally suited to our expertise. We also increased clean room capacity in both Ireland and Costa Rica to position us for further growth in other targeted areas such as infection prevention and sterile packaging.

COMBINING INTERNAL AND EXTERNAL GROWTH

Our growth strategy is clear, and has been consistent for years. We are on a quest to increase our value to customers, and align our resources and capabilities with their needs. This means continuing to partner with customers and key vendor partners at a deeper and deeper level, as we work together to create industry-leading solutions.

Our strategy has both internal and external growth components. We achieve internal growth by targeting those market opportunities that best fit our skills, and applying our resources to solve problems in innovative, optimal ways.

15.7%

Growth in organic sales

41.6%

Increase in adjusted net income

260

Basis points improvement in gross margins

41%

Increase in adjusted earnings per diluted share

29.6%

Increase in Adjusted EBITDA (earnings before interest, taxes, depreciation, amortization)

We achieve external growth through acquisitions designed to strengthen our platform and extend our capabilities. We are always looking for candidates that can bring us new technologies, new strategic locations, access to critical new materials, or a new competitive advantage.

FOUR KEY STRATEGIC ELEMENTS

As we continue to expand our platform, we will follow a disciplined approach guided by these objectives:

> **Hire the Best People** — attract, develop, and engage top talent across UFP, with a particular focus on deepening our product development and engineering expertise.

> **Aim at the Right Things** — by selecting and following through on best-fit opportunities. We call this "marketing to our sweet spot."

> **Get Better Every Day** — by continuously improving all aspects of our business and building on our competitive advantages.

> **"Wow" Customers** — with truly innovative solutions and excellent quality and service that make us an essential partner in their success. In the following pages, you can learn more about our customer-centric approach and how it informs every aspect of our growth strategy.

A VIRTUOUS CYCLE

Over the years we have built a powerful platform that includes best-in-class manufacturing capabilities, excellent quality systems, and extensive materials expertise. Crucially, we also enjoy exclusive or semi-exclusive access to important raw materials, through close partnerships with vendors that are global leaders in their disciplines.

Today, with our global network of strategically located facilities, we have achieved a scale that opens up more market opportunities than ever. As we work to capitalize on each one, we learn new things that make us even more qualified to take on the next opportunity, and so on, and so on. It's a virtuous cycle that bodes very well for bigger and better things to come.

I believe our recent investments will continue to bring new synergies and increase the value we deliver to customers. This, combined with our strong balance sheet, reduced debt, and robust pipeline of new opportunities, positions us well for continued growth. We are very excited about the future of your Company, and I thank you for your support.

Sincerely,



R. Jeffrey Bailly
Chairman and CEO



Solving Complex Problems
for Top Medical Customers

Over the past decade, UFP has evolved into a company that primarily serves the medical market. This was a very deliberate strategic shift after we determined this market was where our unique skills and customer needs were best aligned. We focus our resources on the highest-value, fast-growing medical segments — such as robotic surgery, infection prevention, surgical devices, and sterile packaging — that require us to solve complex problems with great precision.

As a result, medical sales now account for over 87% of our total business, and our customer list has grown to include most of the world's top medical device manufacturers. They demand extraordinary engineering talent, manufacturing expertise, and quality assurance — all areas in which UFP excels.

Looking ahead, we will continue to focus on large market segments where our skills are in high demand. We will work to increase our value to customers as we gain the benefits of recent investments in new clean rooms, production equipment, and talent. And continue to investigate strategic acquisitions that can bring new synergies and capabilities to an already robust medical platform.



Optimizing Our Global Platform
To Meet Customer Needs

For medical customers, working with trusted manufacturing partners in low-cost countries is a major priority. So meeting this need has become our priority as well. In recent years we completed a series of acquisitions to establish our international manufacturing platform in Ireland, Costa Rica, and the Dominican Republic. We also built our own facility in Tijuana, Mexico. These are optimal factory locations, carefully chosen in concert with our customers, that provide the highest levels of quality and innovation.

This move into overseas and near-shore manufacturing enables customers to direct more programs to UFP — while allowing us to earn and retain business that might otherwise be lost. For example, two of our top customers recently awarded us large new transfer programs that only make economic sense in a low-cost production environment. These are lucrative contracts we would not have won a few years ago.

Now that these facilities have largely been integrated into UFP, we have turned to optimizing their potential, adding new business, talent, clean rooms, and other infrastructure to drive future medical growth. The goal, as always, is to increase our value and become even more integral to our customers' success.



+87%
Medical sales share of our total business



70%
Increase in capacity to service robotic surgery customers



Following a Customer-Driven
Technology Roadmap

We continue to grow our capabilities utilizing a technology roadmap developed with extensive customer input. This process is all about answering one simple question: "What can we do to become even more valuable to our customers — and make *them* even more valuable to *their* customers?"

That means aligning our technologies with their current and future needs. And pursuing add-on strategic acquisitions that will allow us to address even more of those needs in the coming years. Our goal is to offer the full range of development, commercialization, and production services required to turn customer product ideas into successful long-running solutions.

Guided by our technology roadmap, we are constantly working to enhance our technical talent, materials expertise, and precision manufacturing skills. These investments will enable us to expand our product portfolio, better serve medical customers, and earn more of their business over time.



Building Our Team
To Do More for Our Customers

Attracting, developing, and engaging great people will always be a key element of our strategy. A big benefit of our recent acquisitions has been the addition of significant new talent across our Company. These businesses have brought many outstanding people into UFP, and our talent level today is higher than ever.

To support our growth, we onboarded more than 450 new associates in 2023; we now have approximately 3,300 associates globally. In addition, our internal Employee Development Program facilitated a series of promotions across the organization to elevate key associates who have demonstrated their ability to take on more responsibilities and make an even greater impact. During the year, we promoted many associates to management positions, appointed several new Vice Presidents, and promoted Mitch Rock from President of our MedTech business to President of the Company.

With our depth and breadth of talent, we are in a strong position to capitalize on a range of growing market opportunities. We will continue to build and engage our team to delight our customers and keep them coming back.



 **450+**
New associates hired and trained

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price

The Company's common stock is listed on the NASDAQ Capital Market under the symbol "UFPT". The following table sets forth the range of high and low quotations for the common stock as reported by NASDAQ for the quarterly periods from January 1, 2022 to December 31, 2023:

Year Ended December 31, 2022	High	Low
First Quarter	$ 76.01	$ 56.10
Second Quarter	$ 87.83	$ 65.00
Third Quarter	$ 100.64	$ 74.00
Fourth Quarter	$ 126.78	$ 85.04

Year Ended December 31, 2023	High	Low
First Quarter	$ 131.80	$ 103.64
Second Quarter	$ 197.23	$ 123.68
Third Quarter	$ 205.08	$ 151.09
Fourth Quarter	$ 185.40	$ 127.29

Number of Stockholders

As of February 23, 2024, there were 63 holders of record of the Company's common stock.

Since many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of beneficial stockholders represented by these holders of record.

Dividends

The Company did not pay any dividends in 2023 or 2022. The Company presently intends to retain all its earnings to provide funds for the operation of its business and strategic acquisitions, although it would consider paying cash dividends in the future. Any decision to pay dividends will be at the discretion of the Company's board of directors and will depend upon the Company's operating results, strategic plans, capital requirements, financial condition, provisions of the Company's borrowing arrangements, applicable law and other factors the Company's board of directors considers relevant.

Issuer Purchases of Equity Securities

On June 16, 2015, the Company issued a press release announcing that its Board of Directors authorized the repurchase of up to $10.0 million of the Company's outstanding common stock. There was no share repurchase activity for the years ended December 31, 2023, 2022, and 2021. During the year ended December 31, 2015, the Company repurchased 29,559 shares of common stock at a cost of approximately $587 thousand. At December 31, 2023, approximately $9.4 million was available for future repurchases of the Company's common stock under this authorization.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company is a designer and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products. The Company is an important link in the medical device supply chain and a valued outsource partner to many of the top medical device manufacturers in the world. The Company's single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, surfaces and support, wound care, wearables, orthopedic soft goods, and orthopedic implants.

The Company is diversified by also providing highly engineered products and components to customers in the automotive, aerospace and defense, and industrial/other markets. Typical applications of its products include military uniform and gear components, automotive interior trim, air filtration, and protective cases and inserts.

The Company's current strategy includes further organic growth and growth through strategic acquisitions.

Net sales for the Company for the year ended December 31, 2023 increased 13.1% to $400.1 million from $353.8 million for the year ended December 31, 2022, primarily due to an increase in organic sales of approximately 15.7%. The organic growth was driven by strong MedTech sales led by the Company's robotic surgery products in response to increased surgical procedures. Gross profit as a percentage of sales ("gross margin") for the year ended December 31, 2023 increased to 28.1% from 25.5% in the same period last year, largely due to improved operating efficiencies and strong organic sales growth primarily attributable to the Company's great progress strengthening its platform and further integrating its three most recent acquisitions. The Company captured synergies by sharing best practices, moving business to best-fit manufacturing locations, and standardizing systems for information technology, quality, and safety.

The Company experienced some softening in demand in the latter part of the year due to excess inventory held by some of our customers. The Company believes this is short-term in nature and will soon return to normal levels.

Results of Operations

The following table sets forth, for the years indicated, the percentage of revenues represented by the items as shown in the Company's Consolidated Statements of Income:

	2023	2022	2021
Net Sales	100%	100%	100%
Cost of sales	71.9%	74.5%	75.2%
Gross profit	**28.1%**	**25.5%**	**24.8%**
Selling, general, and administrative expenses	12.7%	12.9%	14.3%
Aquisition costs	0.0%	0.3%	0.2%
Change in fair value of contingent consideration	0.9%	2.8%	0.0%
Gain on sale of Molded Fiber business	0.0%	-4.4%	0.0%
Loss (gain) on sale of fixed assets	0.1%	-1.8%	0.0%
Operating income	**14.4%**	**15.7%**	**10.3%**
Interest expense, net	0.9%	0.8%	0.0%
Income before taxes	**13.5%**	**14.9%**	10.3%
Income tax expense	2.3%	3.1%	2.6%
Net income from consolidated operations	**11.2%**	**11.8%**	**7.7%**

2023 Compared to 2022

Sales

Net sales increased 13.1% to $400.1 million for the year ended December 31, 2023, from net sales of $353.8 million in 2022. The increase in sales was primarily due to increased sales to customers in the Medical market of 21.0%, primarily as a result of strong organic sales led by the Company's robotic surgery products in response to increased surgical procedures . Sales to customers in all other markets decreased 20.6%, largely due to the Company's disposition of its Molded Fiber business in July 2022.

Gross Profit

Gross profit as a percentage of sales ("Gross Margin") increased to 28.1% for the year ended December 31, 2023, from 25.5% in 2022. As a percentage of sales, material and labor costs collectively decreased 0.7%, while overhead decreased 1.9%. The increase in Gross Margin is primarily due to the leverage of organic sales growth over the fixed portion of overhead, as well as improved operating efficiencies, as described above under "Overview."

Selling, General and Administrative Expenses

Selling, General, and Administrative Expenses ("SG&A") increased approximately 11.1% to $50.9 million for the year ended December 31, 2023, from $45.8 million in 2022, largely due to increased performance based compensation, benefits and payroll tax expenses and the additional SG&A expenses from the Advant acquisition. (Refer to Note 2, "Acquisitions and Divestiture – Advant Medical," in the accompanying notes to the consolidated financial statements for a discussion of the acquisition of Advant Medical.) As a percentage of sales, SG&A decreased to 12.7% in 2023 from 12.9% in 2022.

Change in fair value of contingent consideration

In connection with the acquisition of DAS Medical in 2021, the Company is required to make contingent payments, subject to the acquired entities achieving certain financial performance thresholds. The contingent consideration payments for the DAS Medical acquisition are four, $5 million payments for a total of up to $20 million. The Company paid $5 million during the second quarter of 2023. The fair value of the liability for the contingent consideration payments recognized upon the acquisition as part of the purchase accounting opening balance sheets totaled approximately $9.7 million and was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in the initial calculation were management's financial forecasts, discount rate and various volatility factors. The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. This liability is considered to be a Level 3 financial liability that is re-measured each reporting period. The fair value of the liabilities for the contingent consideration payments recognized at December 31, 2023 totaled approximately $13.1 million for the remaining $15 million of potential earnout. The change in fair value of contingent consideration for the DAS Medical acquisition for the year ended December 31, 2023, resulted in an expense of approximately $3.5 million, and was included in change in fair value of contingent consideration in the consolidated statements of comprehensive income.

Interest expense, net

The Company had net interest expense of approximately $3.6 million and $2.8 million for the years ended December 31, 2023 and 2022, respectively. The increase in net interest expense for the year ended December 31, 2023 was primarily due to higher average interest rates in 2023. Interest income was immaterial.

Other Expense (Income)

Other expense was approximately $117 thousand and other income was approximately $81 thousand for years ended December 31, 2023 and 2022, respectively. The changes in other income/expense in both periods are primarily generated by foreign currency transaction gains/losses and, in 2022, changes in the fair value of the swap liability.

Income Taxes

The Company recorded income tax expense, as a percentage of income before income tax expense, of 16.7% for the year ended December 31, 2023 compared to 20.7% for the same period in 2022. The decrease in the effective tax rate for the current period as compared to the prior period is largely due to higher earnings in low-tax jurisdictions in 2023.

The effective tax rate for the year differs from the federal statutory rate of 21% due to favorable rates in foreign countries, federal deductions available for certain exported goods and federal credits, offset by state income taxes and disallowed compensation under section 162M of the Internal Revenue Code.

The Company notes the potential for volatility in its effective tax rate, as any windfall or shortfall tax benefits related to its share-based compensation plans will be recorded directly into income tax expense.

For more information about the Company's results of operations of 2022 compared to 2021, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2022 Compared to 2021" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 16, 2023.

Liquidity and Capital Resources

The Company generally funds its operating expenses, capital requirements, and growth plan through internally generated cash and bank credit facilities.

Cash Flows

Net cash provided by operations for the year ended December 31, 2023 was approximately $41.3 million and was primarily a result of net income generated of approximately $44.9 million, depreciation and amortization of approximately $11.4 million, a loss on disposal of fixed assets of approximately $0.2 million, share-based compensation of approximately $4.6 million, a change in the fair value of contingent consideration of approximately $3.5 million, a decrease in deferred taxes of approximately $0.8 million, an increase in deferred revenue of approximately $ 1.9 million primarily due to increased customer deposits on tooling and machinery, an increase in accounts payable of approximately $1.6 million due to the building of inventory to meet demand and the timing of vendor payments in the ordinary course of business, a decrease in other assets of approximately $1.6 million due primarily to the current reclassification of a deposit receivable, and an increase in other long-term liabilities of approximately $0.4 million.

These cash inflows and adjustments to income were partially offset by an increase in inventory of approximately $16.6 million due to inventory build for upcoming demand, an increase in accounts receivable of approximately $9.1 million due to higher sales in the last two months of the fourth quarter of 2023 as compared to the same period in the fourth quarter of 2022, an increase in refundable income taxes of approximately $3.0 million due to higher anticipated tax credits in 2023 compared to 2022, and a decrease in accrued expenses of approximately $0.9 million.

Net cash used in investing activities during the year ended December 31, 2023 was approximately $10.5 million and was primarily the result of additions of manufacturing machinery and equipment and various building improvements across the Company.

Net cash used for financing activities was approximately $30.0 million during the year ended December 31, 2023 and was primarily the result of payments on the revolving line of credit of approximately $28.0 million, payment of contingent consideration of approximately $5.0 million, principal payments of long-term debt of approximately $4.0 million, and payments of statutory withholding for stock options exercised and restricted stock units vested of approximately $2.7 million. These payments were partially offset by borrowings under our credit facility to fund acquisitions of approximately $9.0 million and proceeds from the exercise of stock options of approximately $0.7 million.

Outstanding and Available Debt

On December 22, 2021, the Company, as the borrower, entered into a secured $130 million Second Amended and Restated Credit Agreement (the "Second Amended and Restated Credit Agreement") with certain of the Company's subsidiaries (the "Subsidiary Guarantors") and Bank of America, N.A., in its capacity as the initial lender, Administrative Agent, Swingline Lender and L/C Issuer, and certain other lenders from time-to-time party thereto. The Second Amended and Restated Credit Agreement amends and restates the Company's prior credit agreement, originally dated as of February 1, 2018.

The credit facilities under the Second Amended and Restated Credit Agreement consist of a $40 million secured term loan to the Company and a secured revolving credit facility, under which the Company may borrow up to $90 million. The Second Amended and Restated Credit Agreement matures on December 21, 2026. The secured term loan requires quarterly principal payments of $1 million that commenced on March 31, 2022. The proceeds of the Second Amended and Restated Credit Agreement may be used for general corporate purposes, including funding the acquisition of DAS Medical, as well as certain other permitted acquisitions. The Company's obligations under the Second Amended and Restated Credit Agreement are guaranteed by the Subsidiary Guarantors and secured by substantially all assets of the Company.

The Second Amended and Restated Credit Agreement calls for interest determined by the Bloomberg Short-Term Bank Yield Index rate ("BSBY") plus a margin that ranges from 1.25% to 2.0% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. Under the Second Amended and Restated Credit Agreement, the Company is subject to a minimum fixed-charge coverage financial covenant as well as a maximum total funded debt to EBITDA financial covenant. The Second Amended and Restated Credit Agreement contains other covenants customary for transactions of this type, including restrictions on certain payments, permitted indebtedness, and permitted investments.

At December 31, 2023, the Company had approximately $32 million in borrowings outstanding under the Second Amended and Restated Credit Agreement, which were used as partial consideration for the DAS Medical and Advant Medical acquisitions, and also had approximately $0.7 million in standby letters of credit outstanding, drawable as a financial guarantee on worker's compensation insurance policies. At December 31, 2023, the applicable interest rate was approximately 6.7% and the Company was in compliance with all covenants under the Second Amended and Restated Credit Agreement.

Long-term debt consists of the following *(in thousands)*:

	December 31, 2023
Term loan	$ 32,000
Total long-term debt	**$ 32,000**
Current portion	(4,000)
Long-term debt, excluding current portion	**$ 28,000**

Future maturities of long-term debt at December 31, 2023 are as follows *(in thousands)*:

Year ended December 31,	Term Loan
2024	$ 4,000
2025	4,000
2026	24,000
	$ 32,000

Future Liquidity

The Company requires cash to pay its operating expenses, purchase capital equipment, and to service its contractual obligations. The Company's principal sources of funds are its operations and its Second Amended and Restated Credit Agreement. The Company generated cash of approximately $41.3 million from operations during the year ended December 31, 2023. The Company cannot guarantee that its operations will generate cash in future periods. The Company's longer-term liquidity is contingent upon future operating performance and availability of draws on its revolving credit facility. Further, the economic uncertainty resulting from events including inflation, bank failures, and other factors beyond the control of the Company could affect the Company's long-term ability to access the public markets and obtain necessary capital in order to properly capitalize and continue operations.

The Company plans to continue to add capacity to enhance operating efficiencies in its manufacturing plants and accommodate anticipated growth in demand. The Company may consider additional acquisitions of companies, technologies, or products that are complementary to its business. The Company believes that its existing resources, including its revolving credit facility, together with cash expected to be generated from operations, will be sufficient to fund its cash flow requirements, including capital asset acquisitions, through the next twelve months.

The Company may also require additional capital in the future to fund capital expenditures, acquisitions, or other investments. These capital requirements could be substantial. The Company anticipates that any future expansion of its business will be financed through existing resources, cash flow from operations, the Company's revolving credit facility, or other new financing. The Company cannot guarantee that it will be able to meet existing financial covenants or obtain other new financing on favorable terms, if at all.

Stock Repurchase Program

The Company accounts for treasury stock under the cost method, using the first-in, first-out cost flow assumption, and includes treasury stock as a component of stockholders' equity. On June 16, 2015, the Company announced that its Board of Directors authorized the repurchase of up to $10.0 million of the Company's outstanding common stock. Under the program, the Company is authorized to repurchase shares through Rule 10b5-1 plans, open market purchases, privately negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 of the Securities Exchange Act of 1934. The stock repurchase program will end upon the earlier of the date on which the plan is terminated by the Board or when all authorized repurchases are completed. The timing and amount of stock repurchases, if any, will be determined based upon our evaluation of market conditions and other factors. The stock repurchase program may be suspended, modified or discontinued at any time, and the Company has no obligation to repurchase any amount of its common stock under the program. There were no share repurchases during the years ended December 31, 2023, 2022, and 2021. At December 31, 2023, approximately $9.4 million was available for future repurchases of the Company's common stock under this authorization.

Critical Accounting Estimates

The preparation of consolidated financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates, including those listed below, on an ongoing basis. The Company bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions, both in general and specifically in relation to the packaging and component product industries, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements included in Item 8 of this Report. The Company does not believe that any of the significant accounting policies required significant judgement and estimates in the preparation of its consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of the Company's market risk includes "forward-looking statements" that involve risk and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

Market risk represents the risk of changes in value of a financial instrument caused by fluctuations in interest rates, foreign exchange rates, and equity prices. At December 31, 2023, the Company's cash and cash equivalents consisted primarily of bank accounts in U.S. dollars, and their valuation would not be affected by market risk. Interest under the Company's credit facility with Bank of America, N.A. calls for interest of BSBY plus a margin that ranges from 1.25% to 2.00% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. Therefore, future operations could be affected by interest rate changes. As of December 31, 2023, the applicable interest rate was approximately 6.7%.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
UFP Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of comprehensive income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 29, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgements. We determined that there are no critical audit matters.

Grant Thornton LLP

GRANT THORNTON LLP

We have served as the Company's auditor since 2005.

Boston, Massachusetts
February 29, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
UFP Technologies, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of UFP Technologies, Inc. Company (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 Internal Control— Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 29, 2024 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Grant Thornton LLP

GRANT THORNTON LLP

We have served as the Company's auditor since 2005.

Boston, Massachusetts
February 29, 2024

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS, EXCEPT SHARE DATA)

		December 31,		
Assets		**2023**		**2022**
Current assets:				
Cash and cash equivalents	$	5,263	$	4,451
Receivables, net		64,449		55,117
Inventories		70,191		53,536
Prepaid expenses		3,433		3,242
Refundable income taxes		1,297		-
Total current assets	$	**144,633**	$	**116,346**
Property, plant and equipment, net		62,137		58,072
Goodwill		113,263		113,028
Intangible assets, net		64,116		68,361
Non-qualified deferred compensation plan		5,323		4,148
Right of use assets		13,588		13,153
Deferred income taxes		607		1,448
Other assets		469		3,636
Total assets	$	**404,136**	$	**378,192**

Liabilities and Stockholders' Equity				
Current liabilities:				
Accounts payable	$	22,286	$	19,961
Accrued expenses		22,085		23,122
Deferred revenue		6,616		4,679
Lease liabilities		3,222		2,517
Income taxes payable		-		1,682
Current portion of long-term debt		4,000		4,000
Total current liabilities	$	**58,209**	$	**55,961**
Long-term debt, less current portion		28,000		51,000
Deferred income taxes		428		448
Non-qualified deferred compensation plan		5,412		4,167
Lease liabilities		10,815		10,851
Other liabilities		15,181		18,220
Total liabilities	$	**118,045**	$	**140,647**
Commitments and contingencies (Note 16)				
Stockholders' equity:				
Preferred stock, $.01 par value, 1,000,000 shares authorized; no shares issued		-		-
Common stock, $.01 par value, 20,000,000 shares authorized; 7,669,339 and 7,639,780 shares issues and outstanding, repectively at December 31, 2023; and 7,611,244 and 7,581,685 shares issued and outstanding, respectively, at December 31, 2022		76		76
Additional paid-in capital		38,814		36,070
Retained earnings		247,520		202,596
Accumulated other comprehensive income (loss)		268		(610)
Treasury stock at cost, 29,559 shares at December 31, 2023 and 2022		(587)		(587)
Total stockholders' equity	$	**286,091**	$	**237,545**
Total liabilities and stockholders' equity	$	**404,136**	$	**378,192**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(IN THOUSANDS, EXCEPT SHARE DATA)

	Years Ended December 31,					
		2023		2022		2021
Net sales	$	400,072	$	353,792	$	206,320
Cost of sales		287,847		263,532		155,206
Gross profit	$	**112,225**	$	**90,260**	$	**51,114**
Selling, general, and administrative expenses		50,889		45,796		29,480
Acquisition costs		-		1,027		430
Change in fair value of contingent consideration		3,527		9,837		-
Gain on sale of Molded Fiber business		-		(15,651)		-
Loss (gain) on disposal of property, plant and equipment		145		(6,149)		(14)
Operating income	$	**57,664**	$	**55,400**	$	**21,218**
Interest expense, net		3,645		2,763		39
Other expense (income)		117		(81)		(26)
Income before income tax provision	$	**53,902**	$	**52,718**	$	**21,205**
Income tax expense		8,978		10,929		5,319
Net income	$	**44,924**	$	**41,789**	$	**15,886**
Net income per common share outstanding:						
Basic	$	5.89	$	5.52	$	2.11
Diluted	$	5.83	$	5.45	$	2.09
Weighted average common shares outstanding:						
Basic		7,624		7,564		7,524
Diluted		7,701		7,663		7,615
Comprehensive Income						
Net income	$	44,924	$	41,789	$	15,886
Other comprehensive income (loss):						
Foreign currency translation adjustment		878		(610)		-
Other comprehensive income (loss)		878		(610)		-
Comprehensive income	$	**45,802**	$	**41,179**	$	**15,886**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2023, 2022 AND 2021

(IN THOUSANDS)

	Common Stock		Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 2020	**7,500**	**$ 75**	**$ 32,484**	**$ 144,921**	**$ -**	**30**	**$ (587)**	**$ 176,893**
Share-based compensation	45	-	2,428	-	-	-	-	2,428
Exercise of stock options	7	-	162	-	-	-	-	162
Net share settlement of RSU's	(17)	-	(923)	-	-	-	-	(923)
Net income	-	-	-	15,886	-	-	-	15,886
Balance at December 31, 2021	**7,535**	**$ 75**	**$ 34,151**	**$ 160,807**	**$ -**	**30**	**$ (587)**	**$ 194,446**
Share-based compensation	53	1	3,207	-	-	-	-	3,208
Exercise of stock options	17	-	390	-	-	-	-	390
Net share settlement of RSU's	(23)	-	(1,678)	-	-	-	-	(1,678)
Other comprehensive loss	-	-	-	-	(610)	-	-	(610)
Net income	-	-	-	41,789	-	-	-	41,789
Balance at December 31, 2022	**7,582**	**$ 76**	**$ 36,070**	**$ 202,596**	**$ (610)**	**30**	**$ (587)**	**$ 237,545**
Share-based compensation	55	-	4,641	-	-	-	-	4,641
Exercise of stock options	25	-	680	-	-	-	-	680
Net share settlement of RSU's	(22)	-	(2,641)	-	-	-	-	(2,641)
Issuance of Common Stock	-	-	64	-	-	-	-	64
Other comprehensive income	-	-	-	-	878	-	-	878
Net income	-	-	-	44,924	-	-	-	44,924
Balance at December 31, 2023	**7,640**	**$ 76**	**$ 38,814**	**$ 247,520**	**$ 268**	**30**	**$ (587)**	**$ 286,091**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN THOUSANDS)

		Years Ended December 31,				
		2023		**2022**		**2021**
Cash flows from operating activities:						
Net income from consolidated operations	$	44,924	$	41,789	$	15,886
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		11,407		11,886		8,410
Loss (gain) on sales of property, plant and equipment		145		(6,149)		(14)
Gain on sale of Molded Fiber business		-		(15,651)		-
Share-based compensation		4,641		3,208		2,428
Change in fair value of contingent consideration		3,527		9,837		-
Deferred income taxes		816		(4,710)		(1,794)
Changes in operating assets and liabilities:						
Receivables, net		(9,124)		(16,864)		(7,754)
Inventories		(16,565)		(19,605)		(4,496)
Prepaid expenses		(21)		(692)		(557)
Income taxes		(2,982)		953		893
Other assets		1,557		(3,545)		(681)
Accounts payable		1,553		9,131		102
Accrued expenses		(888)		10,446		1,009
Deferred revenue		1,936		1,008		2,294
Other liabilities		408		(3,298)		(1,433)
Net cash provided by operating activities	$	41,334	$	17,744	$	14,293
Cash flows from investing activities:						
Additions to property, plant and equipment		(10,490)		(13,780)		(5,395)
Acquisitions, net of cash acquired		-		(20,653)		(96,178)
Proceeds from sale of Molded Fiber		-		29,007		-
Proceeds from sale of property, plant and equipment		2		6,717		114
Net cash (used in) provided by investing activities	$	(10,488)	$	1,291	$	(101,459)
Cash flows from financing activities:						
Proceeds from advances on revolving line of credit		9,000		44,000		34,839
Payments on revolving line of credit		(28,000)		(60,000)		-
Proceeds from issuance of long-term debt		-		-		40,000
Principal repayment of long-term debt		(4,000)		(4,000)		-
Payment of contingent consideration		(5,000)		(4,543)		-
Principal payments on finance lease obligations		(63)		(63)		(29)
Proceeds from the exercise of stock options		680		390		162
Payments of statutory withholding for restricted stock units vested		(2,641)		(1,678)		(923)
Net cash (used in) provided by financing activities	$	(30,024)	$	(25,894)	$	74,049
Effect of foreign currency exchange rates on cash and cash equivalents		(10)		193		-
Net change in cash and cash equivalents		812		(6,666)		(13,117)
Cash and cash equivalents at beginning of year		4,451		11,117		24,234
Cash and cash equivalents at end of year	$	5,263	$	4,451	$	11,117

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. ("the Company") is a design, engineering, and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products. The Company is an important link in the medical device supply chain and a valued outsource partner to many of the top medical device manufacturers in the world. The Company's single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, wound care, wearables, orthopedic soft goods, and orthopedic implants.

The Company is diversified by also providing highly engineered products and components to customers in the automotive, aerospace and defense, consumer, electronics, and industrial markets. Typical applications of its products include military uniform and gear components, automotive interior trim, athletic padding, air filtration, abrasive nail files, and protective cases and inserts.

(a) Principles of Consolidation

The consolidated financial statements of the Company include the accounts and results of operations of UFP Technologies, Inc. and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consists of a single operating and reportable segment. The Company has evaluated all subsequent events through the date of this filing.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts and the net realizable value of inventory, and the fair value of goodwill, and the fair value of intangible assets, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value Measurement

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

(d) Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the Company's current incremental borrowing rate.

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2023 and 2022, the Company did not have any cash equivalents.

The Company maintains its cash in bank deposit accounts that at times exceed federally insured limits. The Company periodically reviews the financial stability of institutions holding its accounts and does not believe it is exposed to any significant custodial credit risk.

At December 31, 2023 and 2022, cash held by foreign subsidiaries was approximately $3.7 million and $3.2 million, respectively.

(f) Accounts Receivable

The Company periodically reviews the collectability of its accounts receivable. Provisions are recorded for accounts that are potentially uncollectable. Determining adequate reserves for accounts receivable requires management's judgment. Conditions impacting the realizability of the Company's receivables could cause actual asset write-offs to be materially different than the reserved balances as of December 31, 2023 and 2022.

(g) Inventories

Inventories include material, labor, and manufacturing overhead and are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method.

The Company periodically reviews the realizability of its inventory for potential excess or obsolescence. Determining the net realizable value of inventory requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the Company's current estimates as of December 31, 2023 and 2022.

(h) Property, Plant, and Equipment

Property, plant, and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the related lease term, if shorter.

Estimated useful lives of property, plant, and equipment are as follows:

Leasehold improvements	Shorter of estimated useful life or remaining lease term
Buildings and improvements *(years)*	20 – 30
Machinery and equipment *(years)*	7 – 10
Furniture, fixtures, computers & software *(years)*	3 – 7

Property, plant, and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. No events or changes in circumstances arose during the years ended December 31, 2023, 2022 and 2021 that required management to perform an impairment analysis.

(i) Goodwill

Goodwill is tested for impairment annually and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level but can be combined when reporting units within the same segment have similar economic characteristics. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company consists of a single reporting unit.

The Company performed a qualitative assessment ("step 0") as of October 1, 2023 and determined that it was more likely than not that the fair value of its reporting unit exceeded its' carrying amount. As a result, the Company is not required to proceed to a "step 1" impairment assessment. Factors considered included the 2022 step 1 analysis and the calculated excess fair value over carrying amount, financial performance, forecasts and trends, market cap, regulatory and environmental issues, macro-economic conditions, industry and market considerations, raw material costs and management stability.

The Company last performed "step 1" of the goodwill impairment test as of October 1, 2022. In performing the most recent "step 1" evaluation of goodwill impairment, the Company primarily utilized the guideline public company ("GPC") method under the market approach and the discounted cash flows method ("DCF") under the income approach to determine the fair value of the reporting unit for purposes of testing the reporting unit's carrying value of goodwill for impairment. The GPC method derives a valuation by generating a multiple of EBITDA through the comparison of the Company to similar publicly traded companies. The DCF approach derives a value based on the present value of a series of estimated future cash flows at the valuation date by the application of a discount rate, one that a prudent investor would require before making an investment in our equity securities. Based on calculations under the above noted approach, the fair value of the reporting unit significantly exceeded the carrying value of the reporting unit. In performing these calculations, management used its most reasonable estimates of the key assumptions discussed above. If the Company's actual operating results and/or the key assumptions utilized in management's calculations differ from our expectations, it is possible that a future impairment charge may be necessary.

(j) Intangible Assets

Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from 5 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their carrying values may not be recoverable. No events or changes in circumstances arose during the year ended December 31, 2023, 2022 and 2021 that required management to perform an impairment analysis.

(k) Revenue Recognition

The Company recognizes revenue when a customer obtains control of a promised good or service. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for promised goods or services. The Company recognizes revenue in accordance with the core principles of ASC 606 which include (1) identifying the contract with a customer, (2) identifying separate performance obligations within the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing revenue. The Company recognizes all but an immaterial portion of its product sales upon shipment. The Company recognizes revenue from the sale of tooling and machinery primarily upon customer acceptance. The Company recognizes revenue from engineering services, which are primarily product development services, as the services are performed or as otherwise determined based on the substance of the agreement. The Company recognizes revenue from bill-and-hold transactions at the time the specified goods are complete and available to the customer.

Standard payment terms are net 30 days unless contract terms state otherwise. When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or significantly after performance, resulting in a significant financing component. We do not assess whether a significant financing component exists if the period between when we perform our obligations under the contract and when the customer pays is one year or less. In the ordinary course of business, the Company accepts sales returns from customers for defective goods, such amounts being immaterial. Although only applicable to an insignificant number of transactions, the Company has elected to exclude sales taxes from the transaction price. The Company has elected to account for shipping and handling activities for which the Company is responsible under the terms and conditions of the sale not as performance obligations but rather as fulfillment costs. These activities are required to fulfill the Company's promise to transfer the goods and are expensed when revenue is recognized. Variable consideration to be included in the transaction price is estimated using either the expected value method or the most likely method based on facts and circumstances. Variable consideration is included in the transaction price if it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Company has elected to not disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations, as the Company's contracts have an original expected duration of one year or less, or revenue has been recognized at the amount for which the Company has the right to invoice for engineering services performed.

(l) Share-Based Compensation

When accounting for equity instruments exchanged for employee services, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Forfeitures are expensed as they occur.

(m) Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of sales. Amounts charged to customers pertaining to these costs are included in net sales.

(n) Income Taxes

The Company's income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax expense or benefit results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not likely be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

(o) Segments and Related Information

The Company follows the provisions of Accounting Standards Codification (ASC) 280, Segment Reporting, which establish standards for the way public business enterprises report information and operating segments in annual financial statements (see Note 19).

(p) Treasury Stock

The Company accounts for treasury stock under the cost method, using the first-in, first out cost flow assumption, and includes treasury stock as a component of stockholders' equity. The Company did not repurchase any shares of common stock during the years ended December 31, 2023, 2022 and 2021.

(q) Research and Development

On a routine basis, the Company incurs costs related to research and development activity. These costs are expensed as incurred and are included in "Cost of Sales" on the Consolidated Statements of Comprehensive Income. Approximately $7.2 million, $9.3 million, and $8.5 million were expensed in the years ended December 31, 2023, 2022 and 2021, respectively.

(r) Foreign Currency Translation

The Company translates all assets and liabilities of its foreign subsidiaries, where the U.S. dollar is not the functional currency, at the period-end exchange rate and translates income and expenses at the average exchange rates in effect during the period. The net effect of this translation is recorded in the consolidated financial statements as a component of Accumulated Other Comprehensive Income (Loss) (AOCI).

Recent Accounting Pronouncements

There are no newly issued accounting pronouncements that the Company expects to have a material effect on the financial statements.

(2) Acquisitions and Divestiture

Molded Fiber

On July 26, 2022, pursuant to a share purchase agreement and related agreements, the Company sold its former wholly owned subsidiary Moulded Fibre Technology, Inc. ("MFT") and related real estate in Iowa to CKF USA INCORPORATED ("CKF") (a Delaware Corporation) for approximately $31.5 million. The net book value of the assets sold was approximately $15.4 million and the Company recorded a net gain on the sale of approximately $15.7 million, which was recorded in the year ended December 31, 2022. $2.6 million of the purchase price was held in escrow to indemnify CKF against certain claims, losses, and liabilities. The full escrow balance was released in January 2024. The Securities Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type. Proceeds from the sale were used to pay down debt on the Company's revolving credit facility, as well as income tax obligations on the related gain.

Advant Medical

On March 16, 2022, the Company purchased 100% of the outstanding shares of common stock of Advant Medical, Ltd., Advant Medical Inc., and Advant Medical Costa Rica, Limitada, (together Advant), pursuant to a Stock Purchase Agreement and related agreements, for an aggregate purchase price of €19.0 million in cash along with a working capital adjustment at closing. Total consideration in U.S. Dollars amounted to approximately $21.2 million. The Stock Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1993, Advant is headquartered in Galway, Ireland, with operations in Costa Rica and partner manufacturing in Mexico. Advant is a developer and contract manufacturer of medical devices and packaging, primarily for catheters and guide wires.

The following table summarizes the allocation of consideration paid to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value *(in thousands)*:

Fair value of considerations transferred		
Cash paid at closing	$	23,608
Other liability		395
Cash from Advant		(2,840)
Total consideration	$	21,163
Purchase price allocation		
Accounts receivable	$	2,299
Inventory		2,410
Other current assets		213
Property, plant, and equipment		5,704
Customer contracts & relationships		2,925
Intellectual property		2,127
Non-compete agreement		259
Lease right of use assets		289
Other assets		41
Goodwill		7,140
Total identifiable assets	$	23,407
Accounts payable		(772)
Accrued expenses		(668)
Income taxes		(66)
Deferred taxes		(449)
Lease liabilities		(289)
Net assets acquired	$	21,163

Acquisition costs associated with the transaction were approximately $789 thousand, of which $759 thousand was charged to expense in the year ended December 31, 2022, and $30 thousand was charged to expense in the year ended December 31, 2021. These costs were primarily for legal, investment banking, and valuation services, as well as stamp duty filings and are reflected on the face of the income statement.

The amount of revenue and earnings of Advant recognized since the acquisition date, which is included in the condensed consolidated statement of income for the year ended December 31, 2022, was approximately $20.0 million and $2.4 million, respectively.

None of the goodwill related to the Advant acquisition is expected to be deductible for tax purposes

Pro forma statements

The following table contains an unaudited pro forma condensed consolidated statement of operations for the years ended December 31, 2022, and 2021, as if the Advant acquisition had occurred at the beginning of 2021 *(in thousands)*:

		Year Ended December 31,			
		2022			**2021**
		(Unaudited)			(Unaudited)
Sales	$	358,196	$		291,403
Operating Income	$	56,321	$		29,729
Net Income	$	42,311	$		21,805
Earnings per share:					
Basic	$	5.59	$		2.90
Diluted	$	5.52	$		2.86

The above unaudited pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred had the acquisition occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information.

DAS Medical

On December 22, 2021, the Company purchased 100% of the outstanding membership interests of DAS Medical Holdings, LLC, (DAS Medical) pursuant to a Securities Purchase Agreement, for a net purchase price of $66.7 million in cash. The purchase price was subject to adjustment based upon DAS Medical's final working capital at closing, and the purchase price may be increased by up to $20.0 million in earn-out payments based upon the achievement of certain EBITDA and/ or revenue targets of DAS Medical for the years ended December 31, 2022, 2023, 2024 and 2025. A portion of the purchase price is being held in escrow to indemnify the Company against certain claims, losses, and liabilities. The Securities Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type. As a result of the final working capital adjustment, the total consideration was reduced by approximately $115 thousand.

In connection with its entry into the Purchase Agreement, the Company also entered into an Agreement for the Purchase and Sale of Personal Goodwill (the "Goodwill Agreement") with the purchase price beneficiaries. Pursuant to the terms of the Goodwill Agreement, on December 22, 2021, the Company purchased from the beneficiaries their personal goodwill, including business relationships, trade secrets and knowledge in connection with DAS Medical's business, for a purchase price of $20 million in cash.

The Company has also entered into Non-Competition Agreements with the beneficiaries and the Company has agreed to pay additional consideration to the parties to the Non-Competition Agreements, including an aggregate of $10.0 million in payments over the ten years following the closing of the DAS Medical acquisition for the 10-year noncompetition covenants of certain key owners.

Founded in 2010, DAS Medical is headquartered in Atlanta, Georgia, with manufacturing in the Dominican Republic. DAS Medical is a medical device contract manufacturer specializing in the design, development and production of single-use surgical equipment covers, robotic draping systems and fluid control pouches.

The following table summarizes the allocation of consideration paid to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value *(in thousands)*:

Fair value of considerations transferred		
Cash paid at closing	$	95,000
Contingent liability (Earn-out)		5,188
Non-compete agreements		8,855
Cash from DAS		(8,316)
Working capital adjustment		(115)
Total consideration	$	100,612
Purchase price allocation:		
Accounts receivable	$	2,351
Inventory		7,570
Other current assets		68
Property, plant, and equipment		3,314
Customer contracts & relationships		36,730
Intellectual property		2,380
Non-compete agreement		4,697
Lease right of use assets		1,221
Goodwill		51,742
Total identifiable assets	$	110,073
Accounts payable		(5,238)
Accrued expenses		(2,995)
Deferred revenue		(7)
Lease liabilities		(1,221)
Net assets acquired	$	100,612

Acquisition costs associated with the transaction were approximately $448 thousand, of which $155 thousand was charged to expense in the year ended December 31, 2022, and $293 thousand was charged to expense in the year ended December 31, 2021. These costs were primarily for legal and valuation services and are reflected on the face of the income statement.

The amount of revenue and net income of DAS Medical recognized since the acquisition date, which is included in the condensed consolidated statement of income for the year ended December 31, 2021, was approximately $1.4 million and $0.1 million, respectively.

Contech Medical

On October 12, 2021, the Company purchased 100% of the outstanding shares of common stock of Contech Medical, Inc., pursuant to a stock purchase agreement and related agreements, for an aggregate purchase price of $9.5 million in cash, the assumption of a contingent liability of $0.5 million plus up to an additional $5 million based upon the achievement of certain EBITDA targets of Contech for the 12-month period ended June 30, 2022. The purchase price was subject to adjustment based upon Contech's working capital at closing. A portion of the purchase price is being held in escrow to indemnify the Company against certain claims, losses, and liabilities. The Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1987, Contech is based in Providence, Rhode Island with partner manufacturing in Costa Rica. Contech is a global leader in the design, development, and manufacture of Class III medical device packaging primarily for catheters and guide wires. The Company has leased the Providence location from a realty trust owned by the selling shareholders and affiliates. The lease is for five years with one five-year renewal option.

The following table summarizes the allocation of consideration paid to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value *(in thousands)*:

Fair value of consideration transferred		
Cash paid at closing	$	9,766
Contingent liability (Earn-out)		4,543
Other liability		500
Cash from Contech		(266)
Total consideration	$	**14,543**
Purchase Price Allocation:		
Accounts receivable	$	2,851
Inventory		2,320
Other current assets		37
Property, plant, and equipment		1,170
Customer Contracts & Relationships		3,043
Intellectual Property		2,247
Non-Compete agreement		86
Lease right of use assets		1,523
Goodwill		4,278
Total identifiable assets	$	**17,555**
Accounts payable		(1,015)
Accrued expenses		(414)
Deferred revenue		(60)
Lease liabilities		(1,523)
Net assets acquired	$	**14,543**

Acquisition costs associated with the transaction were approximately $153 thousand, of which $113 thousand was charged to expense in the year ended December 31, 2022, and $40 thousand was charged to expense in the year ended December 31, 2021. These costs were primarily for legal and valuation services and are reflected on the face of the income statement.

The amount of revenue and net income of Contech recognized since the acquisition date, which is included in the condensed consolidated statement of income for the year ended December 31, 2021, was approximately $4.5 million and $0.5 million, respectively.

100% of the goodwill related to the DAS Medical and Contech acquisitions is expected to be deductible for tax purposes.

Pro-forma statement

The following table contains an unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2021, as if both acquisitions had occurred at the beginning of 2021 *(in thousands)*:

	Year Ended December 31,
	2021 (Unaudited)
Sales	$ 269,932
Operating Income	$ 25,878
New Income	$ 20,562
Earnings per share:	
Basic	$ 2.73
Diluted	$ 2.70

The above unaudited pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred had both acquisitions occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information.

(3) Revenue Recognition

Disaggregated Revenue

The following table presents the Company's revenue disaggregated by the major types of goods and services sold to our customers *(in thousands)* (See Note 19 for further information regarding net sales by market):

	Years Ended December 31,		
	2023	2022	2021
Net sales of:			
Products	$ 391,460	$ 342,742	$ 201,248
Tooling and Machinery	3,468	6,307	1,814
Engineering services	5,144	4,743	3,258
Total net sales	$ 400,072	$ 353,792	$ 206,320

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers. When invoicing occurs prior to revenue recognition, the Company has deferred revenue (contract liabilities) included within "deferred revenue" on the condensed consolidated balance sheet. The following table presents opening and closing balances of contract liabilities for the years ended December 31, 2023, and 2022 *(in thousands)*:

	Contract Liabilities			
	Years Ended December 31,			
	2023		2022	
Deferred revenue - beginning of period	$	4,679	$	4,247
Increases due to consideration received from customers		6,572		6,337
Revenue recognized		(4,635)		(5,330)
Decrease due to sale of Molded Fiber		-		(575)
Deferred revenue - end of period	$	6,616	$	4,679

Revenue recognized during the years ended December 31, 2023 and 2022 from amounts included in deferred revenue at the beginning of the period was approximately $2.7 million and $2.2 million, respectively.

When invoicing occurs after revenue recognition, the Company has unbilled receivables (contract assets) included within "receivables" on the condensed consolidated balance sheet. The following table presents opening and closing balances of contract assets for the years ended December 31, 2023 and 2022 *(in thousands)*:

	Contract Assets			
	Years Ended December 31,			
	2023		2022	
Unbilled Receivables - beginning of period	$	270	$	74
Increases due to revenue recognized, not invoiced to customers		3,545		3,653
Decreases due to customer invoicing		(3,701)		(3,457)
Unbilled Receivables - end of period	$	114	$	270

(4) Supplemental Cash Flow Information

	Years Ended December 31,					
	2023		2022		2021	
	(in thousands)					
Cash paid for:						
Interest	$	3,537	$	2,721	$	53
Income taxes, net of refunds		10,568		13,200		5,914
Non-cash investing and financing activities:						
Capital additions accrued but not yet paid	$	536	$	125	$	135
Accrued contingent consideration		13,096		14,568		9,731
Present value of non-competition payments		8,474		10,043		9,477

(5) Receivables and Allowance for Credit Losses

Receivables consist of the following *(in thousands)*:

	December 31,			
	2023		**2022**	
Accounts receivable - trade	$	65,176	$	55,850
Less allowance for credit losses		(727)		(733)
Receivables, net	$	**64,449**	$	**55,117**

The Company is exposed to credit losses primarily through sales of products and services. The Company's expected loss allowance methodology for accounts receivable is developed using historical collection experience, current and future economic and market conditions, and a review of the current status of customers' trade accounts receivables. Due to the short-term nature of such receivables, the estimate of the amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances and the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written-off when determined to be uncollectible. Estimates based on an assessment of anticipated payment and all other historical, current, and future information that is reasonably available are used to determine the allowance.

The following table provides a roll-forward of the allowance for credit losses that is deducted from accounts receivable to present the net amount expected to be collected for the years ended December 31, 2023 and 2022 *(in thousands)*:

	Allowance for Credit Losses			
	Year Ended December 31,			
	2023		**2022**	
Allowance - beginning of period	$	733	$	519
Provision for expected credit losses		15		293
Amounts written off against the allowance, net of recoveries		(31)		(55)
Recoveries		10		15
Decrease due to sale of Molded Fiber business		-		(39)
Allowance - end of period	$	**727**	$	**733**

(6) Inventories

Inventories consist of the following *(in thousands)*:

	December 31,			
	2023		**2022**	
Raw materials	$	53,539	$	42,475
Work in process		7,821		4,183
Finished goods		8,831		6,878
Total Inventory	$	**70,191**	$	**53,536**

(7) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2023 and 2022 are as follows *(in thousands)*:

	2023	2022
Opening balance	$ 113,028	$ 107,905
Acquired in business combinations (See Note 2)	-	7,140
DAS working capital adjustment	-	196
DAS opening balance sheet reclassification	-	(243)
Sale of Molded Fiber	-	(1,778)
Foreign currency translation	235	(192)
Ending balance	$ **113,263**	$ **113,028**

The carrying values of the Company's definite-lived intangible assets as of December 31, 2023 and 2022 are as follows *(in thousands)*:

December 31, 2023	Customer List	Intellectual Property/Tradename & Brand	Non-Compete	Total
Weighted-average useful life	20 years	11.9 years	9.3 years	
Gross amount	$ 65,270	$ 7,134	$ 5,505	$ 77,909
Accumulated amortization	(10,932)	(1,331)	(1,530)	$ (13,793)
Net balance	$ **54,338**	$ **5,803**	$ **3,975**	$ **64,116**

December 31, 2022	Customer List	Intellectual Property/Tradename & Brand	Non-Compete	Total
Weighted-average useful life	20 years	11.9 years	9.3 years	
Gross amount	$ 65,174	$ 7,064	$ 5,497	$ 77,735
Accumulated amortization	(7,665)	(727)	(982)	$ (9,374)
Net balance	$ **57,509**	$ **6,337**	$ **4,515**	$ **68,361**

Amortization expense related to intangible assets was approximately $4.4 million, $4.4 million, and $1.3 million for the years ended December 31, 2023, 2022, and 2021, respectively. The estimated remaining amortization expense as of December 31, 2023 is as follows *(in thousands)*:

2024	$ 4,401
2025	4,401
2026	4,399
2027	4,397
2028	4,350
Thereafter	42,168
Total	$ **64,116**

8) Property, Plant and Equipment

Property, plant, and equipment consist of the following *(in thousands)*:

	December 31,	
	2023	2022
Land and improvements	$ 4,849	$ 4,811
Buildings and improvements	34,735	34,446
Leasehold improvements	8,226	5,503
Machinery & equipment	58,343	52,233
Furniture, fixtures, computers & software	6,324	6,401
Construction in progress	6,845	7,272
Property, plant and equipment	**$ 119,322**	**$ 110,666**
Accumulated depreciation and amortization	(57,185)	(52,594)
Net property, plant and equipment	**$ 62,137**	**$ 58,072**

Depreciation and amortization expense of Property, Plant and Equipment for the years ended December 31, 2023, 2022, and 2021 was approximately $7.0 million, $7.5 million, and $7.1 million, respectively.

(9) Debt

On December 22, 2021, the Company, as the borrower, entered into a secured $130 million Second Amended and Restated Credit Agreement (the "Second Amended and Restated Credit Agreement") with certain of the Company's subsidiaries (the "Subsidiary Guarantors") and Bank of America, N.A., in its capacity as the initial lender, Administrative Agent, Swingline Lender and L/C Issuer, and certain other lenders from time-to-time party thereto. The Second Amended and Restated Credit Agreement amends and restates the Company's prior credit agreement, originally dated as of February 1, 2018.

The credit facilities under the Second Amended and Restated Credit Agreement consist of a $40 million secured term loan to the Company and a secured revolving credit facility, under which the Company may borrow up to $90 million. The Second Amended and Restated Credit Agreement matures on December 21, 2026. The secured term loan requires quarterly principal payments of $1 million that commenced on March 31, 2022. The proceeds of the Second Amended and Restated Credit Agreement may be used for general corporate purposes, including funding the acquisition of DAS Medical, as well as certain other permitted acquisitions. The Company's obligations under the Second Amended and Restated Credit Agreement are guaranteed by the Subsidiary Guarantors and secured by substantially all assets of the Company.

The Second Amended and Restated Credit Agreement calls for interest determined by the Bloomberg Short-Term Bank Yield Index rate ("BSBY") plus a margin that ranges from 1.25% to 2.0% or, at the discretion of the Company, the bank's prime rate less a margin that ranges from 0.25% to zero. In both cases the applicable margin is dependent upon Company performance. Under the Second Amended and Restated Credit Agreement, the Company is subject to a minimum fixed-charge coverage financial covenant as well as a maximum total funded debt to EBITDA financial covenant. The Second Amended and Restated Credit Agreement contains other covenants customary for transactions of this type, including restrictions on certain payments, permitted indebtedness, and permitted investments.

At December 31, 2023, the Company had approximately $32 million in borrowings outstanding under the Second Amended and Restated Credit Agreement, which were used as partial consideration for the DAS Medical and Advant acquisitions, and also had approximately $0.7 million in standby letters of credit outstanding, drawable as a financial guarantee on worker's compensation insurance policies. At December 31, 2023, the applicable interest rate was approximately 6.7% and the Company was in compliance with all covenants under the Second Amended and Restated Credit Agreement.

Long-term debt consists of the following *(in thousands)*:

	December 31, 2023
Term loan	$ 32,000
Total long-term debt	32,000
Current portion	(4,000)
Long-term debt, excluding current portion	**$ 28,000**

Future maturities of long-term debt at December 31, 2023 are as follows *(in thousands)*:

Year ended December 31,	Term Loan	
2024	$	4000
2025		4,000
2026		24,000
	$	32,000

(10) Accrued Expenses

Accrued expenses consist of the following *(in thousands)*:

	December 31,			
	2023		2022	
Compensation	$	8,741	$	7,949
Current portion of contingent consideration		5,000		5,000
Current portion of present value of non-competition payments		1,888		1,888
Accrued customer rebates		119		3,493
Other		6,337		4,792
	$	22,085	$	23,122

(11) Income Tax

The Company's domestic and foreign net income before provision for income taxes for the years ended December 31, 2023, 2022, and 2021 consists of the following *(in thousands)*:

	Years Ended December 31,					
	2023		2022		2021	
Domestic	$	26,545	$	34,654	$	21,205
Foreign		27,357		18,064		-
Total	$	53,902	$	52,718	$	21,205

The Company's income tax provision for the years ended December 31, 2023, 2022, and 2021 consists of the following *(in thousands)*:

	Years Ended December 31,					
	2023		2022		2021	
Current						
Federal	$	6,099	$	11,238	$	5,793
State		1,784		2,309		1,320
Foreign		272		1,863		-
Total Current	$	8,155	$	15,410	$	7,113
Deferred						
Federal		841		(3,856)		(1,399)
State		2		(624)		(395)
Foreign		(20)		(1)		-
Total Deferred		823		(4,481)		(1,794)
Total income tax provision	$	8,978	$	10,929	$	5,319

The approximate tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows *(in thousands)*:

	December 31,		
	2023		2022
Deferred tax assets:			
Reserves	$ 603	$	450
Inventory capitalization	-		305
Compensation programs	2,040		2,120
Equity-based compensation	685		690
Lease liability	3,596		3,298
Intangible assets	1,774		1,132
Deferred revenue	963		1,115
Other	21		362
Gross deferred tax assets	**9,682**		**9,472**
Valuation allowance	**-**		**-**
Net deferred tax assets	**9,682**		**9,472**
Deferred tax assets:			
Excess of book over tax basis of fixed assets	(2,839)		(2,782)
Goodwill	(3,095)		(2,445)
Right of use asset	(3,481)		(3,245)
Inventory capitalization	(88)		-
Total deferred tax liabilities	**(9,503)**		**(8,472)**
Net long-term deferred tax assets (liabilities)	$ 179	$	1,000

The amounts recorded as deferred tax assets as of December 31, 2023 and 2022 represent the amount of tax benefits of existing deductible temporary differences that are more likely than not to be realized through the generation of sufficient future taxable income. The Company had gross deferred tax assets of approximately $9.7 million on December 31, 2023, that it believes are more likely than not to be realized. Management reviews the recoverability of deferred tax assets during each reporting period.

The actual tax provision for the years presented differs from that derived from using a U.S federal statutory rate of 21% to income before income tax expense as follows:

	Years Ended December 31,		
	2023	2022	2021
U.S. federal statutory rate	21.0%	21.0%	21.0%
Increase (decrease) in income taxes resulting from:			
State taxes, net of federal tax benefit	2.7	3.2	4.0
Tax credits	(0.1)	(0.7)	(1.7)
Return to provision adjustments	(3.2)	-	0.7
Foreign rate differential	(9.3)	(3.7)	-
GILTI impact	4.5	0.8	-
FDII impact	(0.7)	-	-
Excess tax benefits on equity awards	(1.9)	(0.6)	(0.2)
162m limitations	1.9	0.8	0.7
Increases in uncertain tax positions	1.3	-	-
Other	0.5	(0.1)	0.8
Change in valuation allowance	-	-	(0.2)
Effective tax rate	16.7%	20.7%	25.1%

The Company's foreign subsidiary earnings are subject to current U.S. taxation under the Tax Cuts and Jobs Act of 2017, which also repealed U.S. taxation on the subsequent repatriation of those earnings. The Company intends to repatriate substantially all of its future foreign subsidiary earnings. The repatriation of earnings outside of the U.S. generally does not represent a material net tax impact to the Company. The withholding taxes associated with the Company's earnings in the Dominican Republic are generally fully creditable against the Company US tax liability and therefore do not produce any incremental tax consequences. The earnings of the Company's other foreign subsidiaries, and therefore the withholding taxes associated with those earnings, are not material as of December 31, 2023.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as well as in Ireland and Costa Rica. It currently does not have a local filing obligation with respect to its subsidiary in the Dominican Republic. The Company has not been audited by any state for income taxes with the exception of returns filed in Michigan which have been audited through 2004, income tax returns filed in Massachusetts which have been audited through 2007 and is currently undergoing an audit for the years 2020 and 2021, income tax returns filed in Florida which have been audited through 2019, income tax returns filed in New Jersey which have been audited through 2012, income tax returns in Colorado which have been audited through 2017, income tax returns in Iowa which have been audited through 2019, and income tax returns in Illinois which is currently undergoing an audit for the years 2020 and 2021. The Company's federal tax return is currently being audited for the years 2019 and 2020. Federal and state tax returns for the years 2019 through 2022 remain open to examination by the IRS and various state jurisdictions. The Company's non-US tax returns in Ireland and Costa Rica remain open for the years 2019 through 2022.

The Company applies the accounting guidance in ASC 740 to accounting for uncertainty in income taxes. The Company's reserves related to taxes are based on determination of whether, and how much of, a tax benefit taken by the Company in its tax filings or positions, is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. The following is a roll forward of the Company's unrecognized tax benefits ("UTB") *(in thousands)*:

	December 31,			
	2023		2022	
Gross UTB balance at beginning of fiscal year	$	-	$	-
Gross increases - tax positions of prior years		670		-
Gross UTB balance at end of fiscal year	$	**670**	$	**-**

As a result of an ongoing IRS audit, the Company, for the year ended December 31, 2023, recorded an uncertain tax benefit of $670 thousand related to disputed research credits taken in prior year's federal tax returns. The Company did not have any uncertain tax benefits as of December 31, 2022.

(12) Net Income Per Share

Basic income per share is based upon the weighted average common shares outstanding during each year. Diluted income per share is based upon the weighted average of common shares and dilutive common stock equivalent shares outstanding during each year. The weighted average number of shares used to compute both basic and diluted income per share consisted of the following *(in thousands)*:

	Years Ended December 31,		
	2023	2022	2021
Basic weighted average common shares outstanding during the year	7,624	7,564	7,524
Weighted average common equivalent shares due to stock options and restricted stock units	77	99	91
Diluted weighted average common shares outstanding during the year	**7,701**	**7,663**	**7,615**

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock options, when the average market price of the common stock is lower than the exercise price of the related options during the period. These outstanding stock awards are not included in the computation of diluted earnings per share because the effect would have been antidilutive.

For the years ended December 31, 2023, 2022, and 2021, the number of stock awards excluded from the computation was 4,218, 9,876, and 10,716, respectively.

(13) Share-Based Compensation

The Company issues share-based awards through several plans that are described in detail below.

Incentive Plan

In June 2003, the Company formally adopted the 2003 Incentive Plan (the "Plan"). As amended and restated to date, the Plan is intended to benefit the Company by offering equity-based and other incentives to certain of the Company's executives and employees who are in a position to contribute to the long-term success and growth of the Company, thereby encouraging the continuance of their involvement with the Company and/or its subsidiaries.

Two types of equity awards may be granted to participants under the Plan: restricted shares or other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock. Such awards may include Restricted Stock Unit Awards ("RSUs"), incentive and non-qualified stock options, performance shares, or stock appreciation rights. The Company determines the form, terms, and conditions, if any, of any awards made under the Plan.

Through December 31, 2023, 1,355,430 shares of common stock were issued under the 2003 Incentive Plan, none of which have been restricted. An additional 93,905 shares are being reserved for outstanding grants of RSUs and other share-based compensation that are subject to various performance and time-vesting contingencies. The Company has also granted awards in the form of stock options under this Plan. Through December 31, 2023, 192,935 options were granted and 7,935 options are outstanding. At December 31, 2023, 707,011 shares or options are available for future issuance in the 2003 Incentive Plan.

Director Plan

Effective July 15, 1998, the Company adopted the 1998 Director Plan, which was amended and renamed on June 3, 2009 as the 2009 Non-Employee Director Stock Incentive Plan (the "Director Plan"). The Director Plan was amended on March 7, 2013, to (i) prohibit the repricing of stock options or other equity awards without the consent of the Company's shareholders, and (ii) prohibit the Company from buying out underwater stock options. The Director Plan was amended on June 8, 2022, to increase the maximum number of shares issuable under the Director Plan from 975,000 to 1,075,000. The Director Plan, as amended, provides for the issuance of stock options and other equity-based securities to non-employee members of the Company's board of directors.

Through December 31, 2023, 405,022 options were granted, and 70,553 options are outstanding. For the year ended December 31, 2023, 1,788 RSUs are being reserved for outstanding grants of RSUs and 124,025 shares remain available to be issued under the Director Plan.

Share-Based Compensation

Share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). Share-based compensation is included in selling, general & administrative expenses as follows *(in thousands)*:

	Years Ended December 31,		
Share-based compensation related to:	2023	2022	2021
Common stock grants	$ 400	$ 400	$ 400
Stock option grants	432	263	210
RSUs	3,809	2,545	1,818
Total share-based compensation	$ 4,641	$ 3,208	$ 2,428

The total income tax benefit recognized in the consolidated statements of income for share-based compensation arrangements was approximately $2.2 million, $1.3 million, and $0.8 million for the years ended December 31, 2023, 2022, and 2021, respectively.

<u>**Common stock grants**</u>

The compensation expense for common stock granted during the three-year period ended December 31, 2023, was determined based on the market price of the shares on the date of grant.

<u>**Stock option grants**</u>

The compensation expense for stock options granted during the three-year period ended Decem-ber 31, 2023, was determined as the fair value of the options using the Black Scholes valuation model. The range of assumptions are noted as follows:

	Years Ended December 31,		
	2023	**2022**	**2021**
Expected volatility	36.6% - 40.6%	34.7%	33.7%
Expected dividends	None	None	None
Risk-free interest rate	3.6% - 3.9%	2.9%	0.8%
Exercise price	$111.54 - $167.98	$77.28	$57.34
Expected term	6.2 - 6.8 years	6.2 years	6.2 years
Weighted-average grant date fair value	$37.81 - $71.17	$30.37	$19.60

The stock volatility for each grant is determined based on a review of the experience of the weighted average of historical daily price changes of the Company's common stock over the expected option term, and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The expected term is estimated based on historical option exercise activity.

The following is a summary of stock option activity for the year ended December 31, 2023:

	Shares Under Options	**Weighted Average Exercise Price** (per share)	**Weighted Average Remaining Contractual Life** (in years)	**Aggregate Intrinsic Value** (in thousands)
Outstanding December 31, 2022	92,075	$ 39.98	-	-
Granted	12,153	131.13	-	-
Exercised	(25,740)	30.67	-	-
Outstanding December 31, 2023	78,488	57.14	5.56	$ 9,018
Exercisable at December 31, 2023	66,335	43.59	5.48	$ 8,521
Vested and expected to vest at December 31, 2023	78,488	57.14	5.56	$ 9,018

During the years ended December 31, 2023, 2022, and 2021, the total intrinsic value of all options exercised (i.e., the difference between the market price and the price paid by the employees to exercise the options) was approximately $3.0 million, $1.2 million, and $0.2 million, respectively, and the total amount of consideration received from the exercise of these options was approximately $0.8 million, $0.4 million, and $0.2 million, respectively. At its discretion, the Company allows option holders to surrender previously owned common stock in lieu of paying the exercise price and withholding taxes. During the years ended December 31, 2023 and 2022, 861 shares and 1,876 shares were redeemed for this purpose at an average market price of $127.05 and $95.82, respectively. During the year ended December 31, 2021, no shares were redeemed for this purpose.

RSUs

The Company grants RSUs to its directors, executive officers and employees. The stock unit awards are subject to various time-based vesting requirements, and certain portions of these awards are subject to performance criteria of the Company. Compensation expense on these awards is recorded based on the fair value of the award at the date of grant, which is equal to the Company's closing stock price, and is charged, to expense ratably during the service period. No compensation expense is taken on awards that do not become vested, and the amount of compensation expense recorded is adjusted based on management's determination of the probability that these awards will become vested.

The following table summarizes information about stock unit award activity during the year ended December 31, 2023:

	Restricted Stock Units		Weighted Average Award Date Fair Value
Outstanding at December 31, 2022	102,048	$	56.02
Awarded	46,050		113.91
Shares vested	(52,126)		55.17
Forfeitures	(279)		106.60
Outstanding at December 31, 2023	95,693	$	64.82

At the Company's discretion, RSU holders are given the option to net-share settle to cover the required minimum withholding tax, and the remaining amount is converted into the equivalent number of common shares. During the year ended December 31, 2023, 20,457 shares were redeemed for this purpose at an average market price of $117.95. During the years ended December 31, 2022 and 2021, 19,425 and 14,190 shares were redeemed for this purpose at an average market price of $67.05 and $52.55, respectively.

The following summarizes the future share-based compensation expense the Company will record as the equity securities granted through December 31, 2023, vest *(in thousands)*:

	Options		Restricted Stock Units		Total	
2024	$	280	$	3,048	$	3,328
2025		19		1,787		1,806
2026		-		206		206
Total	$	299	$	5,041	$	5,340

(14) Leases

The Company has operating and finance leases for offices, manufacturing plants, vehicles and certain office and manufacturing equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for each separate lease component of a contract and its associated non-lease components as a single lease component, thus causing all fixed payments to be capitalized. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates or usage, are not included in the right of use ("ROU") assets or lease liabilities. These are expensed as incurred and recorded as variable lease expense. The Company determines if an arrangement is a lease at the inception of a contract. Operating and finance lease ROU assets and operating and finance lease liabilities are stated separately in the condensed consolidated balance sheet.

ROU assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. ROU assets and lease liabilities are recognized at commencement date based on the net present value of fixed lease payments over the lease term. The Company's lease term includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. ROU assets are also adjusted for any deferred or accrued rent. As the Company's leases do not typically provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

ROU assets and lease liabilities consist of the following *(in thousands)*:

	December 31,			
	2023		2022	
Operating lease ROU assets	$	13,437	$	12,942
Finance lease ROU assets		151		211
Total ROU assets	$	**13,588**	$	**13,153**
Operating lease liabilities - current	$	3,162	$	2,458
Finance lease liabilities - current		60		59
Total lease liabilities - current	$	**3,222**	$	**2,517**
Operating lease liabilities - long-term	$	10,719	$	10,695
Finance lease liabilities - long-term		96		156
Total lease liabilities - long-term	$	**10,815**	$	**10,851**

	Year ended December 31, ($ in thousands)			
	2023		2022	
Lease Cost:				
Finance lease cost:				
Amortization of right of use assets	$	60	$	60
Interest on lease liabilities		4		5
Operating lease cost		3,132		2,621
Variable lease cost		324		304
Short-term lease cost		68		57
Total lease cost	$	**3,588**	$	**3,047**
Cash paid for amounts included in measurement of lease liabilities:				
Operating cash flows from operating leases	$	2,979	$	2,452
Financing cash flows from finance leases		63		63
ROU assets obtained in exchange for operating lease obligations:		2,492		329
Weighted-average remaining lease term *(years)*:				
Finance		2.54		3.54
Operating		4.42		5.34
Weighted-average discount rate:				
Finance		2.11%		2.10%
Operating		3.42%		3.00%

The aggregate future lease payments for leases as of December 31, 2023 were as follows (in thousands):

	December 31, 2023			
	Operating (a)		Finance	
2024	$	2,813	$	63
2025		3,137		63
2026		2,764		28
2027		2,519		6
2028		1,190		-
Thereafter		2,828		-
Total lease payments		15,251		160
Less: interest		(1,370)		(4)
Present value of lease liabilities	$	13,881	$	156

(a) Future operating lease payments have not been reduced by minimum sublease rentals of approximately $1.8 million due in the future under non-cancelable subleases.

Rent expense amounted to approximately $2.9 million, $2.6 million, and $1.4 million in 2023, 2022, and 2021, respectively.

(15) Other Long-Term Liabilities

Other long-term liabilities consist of the following *(in thousands)*:

	December 31,			
	2023		2022	
Accrued contingent consideration *(earn-out)*	$	8,096	$	9,568
Present value of non-competition payments		6,586		8,155
Other		499		497
	$	15,181	$	18,220

(16) Commitments and Contingencies

(a) *Legal* – From time to time, the Company may be a party to various suits, claims and complaints arising in the ordinary course of business. In the opinion of management , these suits, claims and complaints should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(b) *Contingent Consideration* – In conjunction with both the Contech Medical and DAS Medical acquisitions in the fourth quarter of 2021, the Company incurred liabilities for certain contingent consideration related to the valuation of earn-out payments based upon the performance of the business. Also, in conjunction with the DAS Medical acquisition, the Company incurred a liability for contingent consideration related to the present value of non-competition payments. We re-measure contingent liabilities each reporting period and record changes in the fair value through a separate line item within our consolidated statements of operations. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue or timing or likelihood of achieving regulatory, revenue or commercialization-based milestones. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, useful life, or probability of achieving clinical, regulatory, or revenue-based milestones could result in different purchase price allocations and recognized amortization expense and contingent consideration expense or benefit in current and future periods.

(17) Employee Benefit Plans

The Company maintains 401(k) and profit-sharing plans for eligible employees. Contributions to the Plans are made in the form of matching contributions to employee 401(k) deferrals. Contributions to the Plan were approximately $1.3 million, $0.7 million, and $0.6 million for the years 2023, 2022, and 2021, respectively.

The Company has a partially self-insured health insurance program that covers all eligible participating employees. The maximum liability is limited by a stop loss of $225 thousand per insured person, along with an aggregate stop loss determined by the number of participants.

The Company has an Executive, Non-qualified "Excess" Plan ("the Plan"), which is a deferred compensation plan available to certain executives. The Plan permits participants to defer receipt of part of their current compensation to a later date as part of their personal retirement or financial planning. Participants have an unsecured contractual commitment from the Company to pay amounts due under the Plan.

The compensation withheld from Plan participants, together with gains or losses determined by the participants' deferral elections is reflected as a deferred compensation obligation to participants and is classified within the liabilities section in the accompanying balance sheets. At December 31, 2023 and 2022, the balance of the deferred compensation liability totaled approximately $5.4 million and $4.2 million, respectively. The related assets, which are held in the form of a Company-owned, variable life insurance policy that names the Company as the beneficiary, are classified within the other assets section of the accompanying balance sheets and are accounted for based on the underlying cash surrender values of the policies and totaled approximately $5.3 million and $4.1 million as of December 31, 2023 and 2022, respectively.

(18) Fair Value of Financial Instruments

Financial instruments recorded at fair value in the consolidated balance sheets, or disclosed at fair value in the footnotes, are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels defined by ASC 820, Fair Value Measurements and Disclosures, and directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1
Valued based on unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Valued based on either directly or indirectly observable prices for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3
Valued based on management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following table presents the fair value and hierarchy levels, for financial assets that are measured at fair value on a recurring basis *(in thousands)*:

Level 3	December 31, 2023	December 31, 2022
Purchase price contingent consideration (Note 2):		
Accrued contingent consideration (earn-out)	$ 13,096	$ 14,568
Present value of non-competition payments	8,474	10,043
Total contingent considersation	$ 21,570	$ 24,611

The following table presents the changes in the estimated fair values of the Company's liabilities for contingent consideration measured using significant unobservable inputs (Level 3) *(in thousands)*:

December 31, 2021	$	19,208
Advant acquisition - non-competition agreement		350
Fair value measurement adjustments		10,128
Payments		(5,075)
December 31, 2022	$	24,611
Fair value measurement adjustments		3,765
Payments		(6,806)
December 31, 2023	$	21,570

Significant unobservable inputs include revenue and EBITDA projections and risk-free discount rates.

In connection with the acquisition of DAS Medical in 2021, the Company is required to make contingent payments, subject to the entities achieving certain financial performance thresholds. The contingent consideration payments for the DAS Medical acquisition are up to $20 million. The Company paid $5 million during the second quarter of 2023. The fair value of the liability for the contingent consideration payments recognized upon the acquisition as part of the purchase accounting opening balance sheets totaled approximately $9.7 million and was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in the initial calculation were managements financial forecasts, discount rate and various volatility factors. The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. This liability is considered to be a Level 3 financial liability that is re-measured each reporting period. The fair value of the liability for the contingent consideration payments recognized at December 31, 2023 totaled approximately $13.1 million. The change in fair value of contingent consideration for the acquisition is included in change in fair value of contingent consideration in the condensed consolidated statements of comprehensive income.

Also in connection with the DAS Medical and Advant Medical acquisitions, the Company has entered into Non-Competition Agreements with the beneficiaries (certain previous owners of DAS and Advant) and the Company has agreed to pay additional consideration to the parties to the Non-Competition Agreements, including an aggregate of $10.0 million in payments over the ten years following the closing of the DAS Medical acquisition for the 10-year noncompetition covenants of certain key owners. The present value of the Non-Competition Agreements at December 31, 2023 totaled approximately $8.5 million. This liability is considered to be a Level 3 financial liability that is re-measured each reporting period.

The Company has financial instruments, such as accounts receivable, accounts payable, and accrued expenses, that are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the estimated borrowing rate currently available to the Company.

(19) Segment Data

The Company consists of a single operating and reportable segment.

Revenues shipped to customers outside of the United States comprised approximately 20.8%, 17.5% and 13.9% of the Company's consolidated revenues for the years ended December 31, 2023, 2022 and 2021, respectively. One customer comprised approximately 28.1% and 21.5% of the Company's consolidated revenues for the years ended December 31, 2023 and 2022, respectively. No customer comprised more than 10% of the Company's consolidated revenues for the year ended December 31, 2021. On December 31, 2023, two customers represented approximately 16.5% and 12.2%, respectively, of gross accounts receivable. On December 31, 2022, one customer represented approximately 10% of gross accounts receivable. Approximately 15.3% of all long-lived assets are located outside of the United States.

The Company's products are primarily sold to customers within the Medical, Aerospace & Defense, Automotive, and Industrial/Other markets. Sales by market for the years ended December 31, 2023, 2022, and 2021 are as follows *(in thousands)*:

Market	2023 Net Sales	%	2022 Net Sales	%	2021 Net Sales	%
Medical	$ 346,355	86.6%	$ 286,180	80.9%	$ 132,505	67.2%
Aerospace & Defense	16,990	4.2%	15,328	4.3%	16,380	7.9%
Automotive	16,700	4.2%	17,487	4.9%	15,596	7.6%
Industrial/Other	20,027	5.0%	34,797	9.8%	41,839	20.3%
Net Sales	$ 400,072	100%	$ 353,792	100%	$ 206,320	100%

Certain amounts for the year ended December 31, 2022 and 2021 were reclassified between markets to conform to the current year presentation.

(20) Quarterly Financial Information *(unaudited)*

Summarized quarterly financial data is as follows *(in thousands, except per share data)*:

2023	Q1	Q2	Q3	Q4
Net sales	$ 97,753	$ 100,037	$ 100,784	$ 101,498
Gross profit	28,701	29,645	27,750	26,129
Net income	9,739	11,883	11,694	11,607
Basic net income per share	1.28	1.56	1.53	1.52
Diluted net income per share	1.27	1.55	1.52	1.51

2022	Q1	Q2	Q3	Q4
Net sales	$ 71,242	$ 94,343	$ 96,970	$ 91,237
Gross profit	17,134	24,324	25,523	23,279
Net income	4,858	8,929	19,540	8,462
Basic net income per share	0.64	1.18	2.58	1.12
Diluted net income per share	0.64	1.17	2.56	1.10

STOCK PERFORMANCE GRAPH

The following graph compares cumulative total stockholder return on our Common Stock since December 31, 2018, with the cumulative total return of the following: (1) NASDAQ US Benchmark (TR), (2) SIC Code 3841 Surgical and Medical Instruments and Apparatus, (3) GICS 35101010 Health Care Equipment, and (4) our peer group, as determined by Aon, a national compensation consulting company engaged by our Compensation Committee in 2022 to perform a comprehensive comparative market study of the compensation programs offered to peer company executives and directors, as described in our Proxy Statement for our 2024 Annual Meeting of Stockholders. This graph assumes the investment of $100 on December 31, 2018, in our Common Stock, and for comparison with the companies that comprise each of the following: (1) NASDAQ US Benchmark (TR), (2) SIC Code 3841 Surgical and Medical Instruments and Apparatus, (3) GICS 35101010 Health Care Equipment, and (4) our peer group, as described above, and that all dividends were reinvested. Measurement points are the last trading day of each respective fiscal year.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
ASSUMES INITIAL INVESTEMENT OF $100
DECEMBER 2023



FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties, and other factors, which may cause our or our industry's actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about the Company's prospects; the demand for its products, the well-being and availability of the Company's employees, the continuing operation of the Company's locations, delayed payments by the Company's customers and the potential for reduced or canceled orders; statements about expectations regarding customer inventory levels; statements about the Company's acquisition strategies and opportunities and the Company's growth potential and strategies for growth; expectations regarding customer demand; expectations regarding the Company's liquidity and capital resources, including the sufficiency of its cash reserves and the availability of borrowing capacity to fund operations and/or potential future acquisitions; anticipated revenues and the timing of such revenues; expectations about shifting the Company's book of business to higher-margin, longer-run opportunities; anticipated trends and potential advantages in the different markets in which the Company competes, including the medical, aerospace and defense, automotive, consumer, electronics, and industrial markets, and the Company's plans to expand in certain of its markets; statements regarding anticipated advantages the Company expects to realize from its investments and capital expenditures; statements regarding anticipated advantages to improvements and alterations at the Company's existing plants; expectations regarding the Company's manufacturing capacity, operating efficiencies, and new production equipment; statements about new product offerings and program launches; statements about the Company's participation and growth in multiple markets; statements about the Company's business opportunities; any indication that the Company may be able to sustain or increase its sales, earnings or earnings per share, or its sales, earnings or earnings per share growth rates; statements regarding the revenue generated pursuant to agreements entered into by us, and other statements regarding the duration, future performance, and effects of agreements entered into by us.

Investors are cautioned that such forward-looking statements involve risks and uncertainties that could adversely affect the Company's business and prospects, and otherwise cause actual results to differ materially from those anticipated by such forward-looking statements, or otherwise, including without limitation: financial condition and results of operations, including risks relating to substantially decreased demand for the Company's products; risks relating to the potential closure of any of the Company's facilities or the unavailability of key personnel or other employees; risks that the Company's inventory, cash reserves, liquidity or capital resources may be insufficient; risks relating to delayed payments by our customers and the potential for reduced or canceled orders; risks related to customer concentration; risks associated with the identification of suitable acquisition candidates and the successful, efficient execution of acquisition transactions, the integration of any such acquisition candidates, the value of those acquisitions to our customers and shareholders, and the financing of such acquisitions; risks related to our indebtedness and compliance with covenants contained in our financing arrangements, and whether any available financing may be sufficient to address our needs; risks associated with efforts to shift the Company's book of business to higher-margin, longer-run opportunities; risks associated with the Company's entry into and growth in certain markets; risks and uncertainties associated with seeking and implementing manufacturing efficiencies and implementing new production equipment; risks and uncertainties associated with growth of the Company's business and increases to sales, earnings and earnings per share; risks relating to our ability to achieve our environmental, social and governance ("ESG") objectives or otherwise meet the expectations of our stakeholders with respect to ESG matters; risks relating to cybersecurity, including cyber-attacks on the Company's information technology infrastructure, products, suppliers, customers and partners, and cybersecurity-related regulations; risks associated with new product and program launches; risks relating to our performance and the performance of our counterparties under the agreements we have entered into, the risk that Intuitive Surgical SARL, one of the Company's strategic medical customers ("Intuitive"), will not purchase the expected volume of goods under the Manufacturing Supply Agreement, as amended, because, among other things, Intuitive no longer requires the product at all or to the degree it anticipated; Intuitive's own performance falters; Intuitive decides to manufacture the product itself or through one of its affiliates now or in the future, or Intuitive obtains the product from the other listed supplier in that certain Manufacturing Supply Agreement, as amended; the risk that we will not achieve expected rebates under the applicable supply agreement; risks relating to our ability to maintain increased levels of production at profitable levels, if at all; or to continue to increase production rates and risks relating to disruptions and delays in our supply chain or labor force. Accordingly, actual results may differ materially.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," and similar expressions intended to identify forward-looking statements. Our actual results could be different from the results described in or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts, and projections, and may be materially better or worse than anticipated. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent our current beliefs, estimates and assumptions and are only as of the date of this Report. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this Report, in order to reflect changes in circumstances or expectations, or the occurrence of unanticipated events, except to the extent required by applicable securities laws. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above and under "Risk Factors" set forth in Part I Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 29, 2024, as well as the risks and uncertainties discussed elsewhere in this Report, and in the other filings the Company makes with the SEC from time to time. We qualify all of our forward-looking statements by these cautionary statements. We caution you that these risks are not exhaustive. We operate in a continually changing business environment and new risks emerge from time to time. Forward-looking statements are also subject to the risks and other issues described above under "Use of Non-GAAP Financial Information," which could cause actual results to differ materially from current expectations included in the Company's forward-looking statements included in this Report.

NON-GAAP FINANCIAL INFORMATION

This Report includes non-generally accepted accounting principles ("GAAP") performance measures. Management considers Adjusted Operating Income, Adjusted Net Income, Adjusted Net Income per diluted shares outstanding, EBITDA and Adjusted EBITDA, non-GAAP measures. The Company uses these non-GAAP financial measures to facilitate management's financial and operational decision-making, including evaluation of the Company's historical operating results. The Company's management believes these non-GAAP measures are useful in evaluating the Company's operating performance and are similar measures reported by publicly listed U.S. competitors, and regularly used by securities analysts, institutional investors, and other interested parties in analyzing operating performance and prospects. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with GAAP results and the reconciliations to corresponding GAAP financial measures, may provide a more complete understanding of factors and trends affecting the Company's business. By providing these non-GAAP measures, the Company's management intends to provide investors with a meaningful, consistent comparison of the Company's performance for the periods presented. These non-GAAP financial measures should be considered supplemental to, and not a substitute for, financial information prepared in accordance with GAAP. The Company's definition of these non-GAAP measures may differ from similarly titled measures of performance used by other companies in other industries or within the same industry.

Adjusted Operating Income Reconciliation *(in thousands)*

	Twelve Months Ended December 31,	
	2023	2022
Operating income (GAAP)	$ 57,664	$ 55,400
Adjustments:		
Acquisition Costs	-	1,027
Change in fair value of contingent consideration	3,527	9,837
Gain on sale of Molded Fiber	-	(15,651)
Loss (gain) on disposal of fixed assets	145	(6,149)
Adjusted net income (Non-GAAP)	**$ 61,336**	**$ 44,464**

Adjusted Net Income and Diluted Common Share Outstanding Reconciliation *(in thousands, except per share data)*

| | Twelve Months Ended December 31, | |
	2023	2022
Net income (GAAP)	$ 44,924	$ 41,789
Adjustments (net of taxes)		
Acquisition Costs	-	763
Change in fair value of contingent consideration	2,621	7,309
Gain on sale of Molded Fiber	-	(11,629)
Loss (gain) on disposal of fixed assets	108	(4,569)
Adjusted net income (Non-GAAP)	**$ 47,653**	**$ 33,663**
Adjusted Net Income per diluted share outstanding (Non-GAAP)	$ 6.19	$ 4.39
Weighted average diluted common shares outstanding	7,701	7,663

Adjusted EBITDA Reconciliation *(in thousands)*

| | Twelve Months Ended December 31, | |
	2023	2022
Net income (GAAP)	$ 44,924	$ 41,789
Income tax expense	8,978	10,929
Interest expense, net	3,645	2,763
Depreciation	7,004	7,505
Amortization of intangible assets	4,403	4,380
EBITDA (Non-GAAP)	**$ 68,954**	**$ 67,366**
Adjustments:		
Share based compensation	4,641	3,208
Acquisition Costs	-	1,027
Change in fair value of contingent consideration	3,527	9,837
Gain on sale of Molded Fiber	-	(15,651)
Loss (gain) on disposal of fixed assets	145	(6,149)
Adjusted EBITDA (Non-GAAP)	**$ 77,267**	**$ 59,638**

TRANSFER AGENT AND REGISTRAR
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, New York 10005

ANNUAL MEETING
The annual meeting of stockholders will be held virtually at 10:00 a.m. on June 5, 2024. Details will be posted to www.ufpt.com.

COMMON STOCK LISTING
UFP Technologies' common stock is traded on NASDAQ under the symbol UFPT.

STOCKHOLDER SERVICES
Stockholders whose shares are held in street names often experience delays in receiving company communications forwarded through brokerage firms or financial institutions. Any shareholder or other interested party who wishes to receive information directly should call or write the Company. Please specify your preference for regular or electronic mail:

UFP Technologies, Inc.
Attn: Shareholder Services
100 Hale Street
Newburyport, MA 01950 USA

phone: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

FORM 10-K REPORT
A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company, or on the Company's website at www.ufpt.com/investors

Vanessa Stolar, Executive Assistant
UFP Technologies, Inc.,
100 Hale Street
Newburyport, MA 01950 USA

CORPORATE HEADQUARTERS
UFP Technologies, Inc.
100 Hale Street
Newburyport, MA 01950 USA
phone: (978) 352-2200

PLANT LOCATIONS
Alabama, California, Colorado, Costa Rica, Dominican Republic, Florida, Georgia, Ireland, Massachusetts, Mexico, Michigan, Rhode Island, Texas

INDEPENDENT PUBLIC ACCOUNTANTS
Grant Thornton LLP
75 State Street, 13th floor
Boston, MA 02109

CORPORATE COUNSELS
Lynch Fink Harrington & Gray LLP
6 Beacon Street, Suite 415
Boston, MA 02108

Brown Rudnick, LLP
One Financial Center
Boston, MA 02111

ABOUT THIS REPORT
The objective of this report is to provide existing and prospective shareholders a tool to understand our financial results, what we do as a company and where we are headed in the future. We aim to achieve these goals with clarity, simplicity and efficiency. We welcome your comments and suggestions.

COMPANY WEBSITE
In the interest of providing timely, cost-effective information to shareholders, press releases, SEC filings and other investor-oriented matters are available on the Company's website at www.ufpt.com/investors

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

R. Jeffrey Bailly   **do**
Chairman and CEO

Steven G. Cardin   **o**
Vice President and Chief Operating Officer

Daniel C. Croteau   **d**
Former CEO, Corza Medical

Cynthia L. Feldmann   **d**
Former Partner and National Chair Medical Device Industry KPMG LLP

Joseph J. Hassett   **d**
Sr. Vice President and CCO Analog Devices

Jason Holt   **o**
Vice President and Chief Commercial Officer

Symeria Hudson   **d**
President and CEO United Way of Miami

Marc D. Kozin   **d**
Professional Board Member

Ronald J. Lataille   **o**
Sr. Vice President, Treasurer, and Chief Financial Officer

Christopher P. Litterio, Esq.   **o**
General Counsel, Secretary and Sr. Vice President of Human Resources

Thomas Oberdorf   **d**
Chairman & CEO SIRVA, Inc.

Mitchell C. Rock   **o**
President

d Directors   **o** Officers

Operating Principles

Customers

We believe the primary purpose of our company is to serve our customers.
We seek to "wow" our customers with responsiveness and great products.

Ethics

We will conduct our business at all times and in all places with absolute integrity
with regard to employees, customers, suppliers, community, and the environment.

Employees

We are dedicated to providing a positive, challenging, and rewarding work environment
for all of our employees.

Quality

We are dedicated to the never-ending process of continuously improving products,
service, communications, relationships, and commitments.

Simplification

We seek to simplify our business process through the constant reexamination
of our methods and elimination of all non-value-added activities.

Entrepreneurship

We strive to create an environment that encourages autonomous decision-making
and a sense of ownership at all levels of the company.

Profit

Although profit is not the sole reason for our existence, it is the lifeblood that
allows us to exist.



UFP TECHNOLOGIES

Chicopee, MA | Providence, RI | Grand Rapids, MI | Denver, CO | El Paso, TX | Rancho Dominguez, CA
Kissimmee, FL | Huntsville, AL | Kennesaw, GA | Galway, IE | Heredia, CR | La Romana, DO | Tijuana, MX

100 Hale Street | Newburyport, MA 01950 | (978) 352-2200 | ufpt.com